Emerge Energy Services LP

1400 Civic Place, Suite 250

Southlake, Texas 76092

April 30, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                             Emerge Energy Services LP

Amendment No. 1 to Registration Statement on Form S-1

Filed April 24, 2013

Correspondence submitted April 25, 2013

File No. 333-187487

Ladies and Gentlemen:

Set forth below are the responses of Emerge Energy Services LP, a Delaware limited partnership (hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2013 with respect to the Partnership’s Amendment No. 1 to the registration statement on Form S-1 filed with the Commission on April 25, 2013, File No. 333-187487 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For the Staff’s convenience, we are also submitting a marked copy of Amendment No. 2 showing all changes made to the Registration Statement.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the unmarked copy of the Amendment No. 2, unless otherwise indicated.

Securities and Exchange Commission

Form S-1

Capitalization, page 62

1.                                      We note that the capitalization table presented in the draft disclosure submitted on April 25, 2013 includes a separate line item for “predecessor equity.” Please tell us why the separate presentation of this line item is appropriate in place of a net presentation of partners’ / members’ equity.

Response:  We acknowledge the Staff’s comment and have revised the registration statement to show a net presentation of partners’/members equity and to be consistent with our unaudited pro forma condensed combined balance sheet on page F-4.  Please see the revised disclosure on page 64.

Sand Segment page 141

2.                                      We note your disclosure of 27.1 million tons of proven recoverable reserves for your New Auburn, WI mine location. This appears to be different than the number provided in your technical report. Please advise.

Response:  We acknowledge the Staff’s comment and respectfully note that there is a disconnect as between the estimated total reserves set forth in the cover letter to the reserve report for our New Auburn, WI mine and the technical tables attached to that report. We have revised the Registration Statement to reflect that there are 21.7 million tons of proved recoverable reserves at this mine, which is the reserve amount set forth in the technical tables. This amount can be calculated by starting with the total reserves on table 2 to the reserve report (22.8 million tons) and subtracting the reserves that already have been mined, as stated in table 1 to the reserve report (1.1 million tons). Please see the disclosure on pages 4, 9, 136, 139, 142, 143 and 144.

The Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-4 Offering, page 19

3.                                      In connection with our review of the draft disclosure submitted on April 25, 2013, we note that adjustment (e) shows the pro forma impact of a management bonus “expected to be paid” in connection with your offering. Please tell us how this adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that there are agreements with certain senior managers at the three operating entities being contributed to the Partnership that include financial incentives to create and monetize equity value in those entities. In connection with the initial public offering of the Partnership’s common units, those managers are expected to receive a predetermined portion of the net proceeds of the offering under, or in consideration of the termination of, those incentive arrangements. As a result, approximately $10.3 million of the net proceeds realized by Insight Equity and other private investors is expected to be paid to those senior managers from the offering proceeds.  The amount of these payments has been determined based on the value of the incentive payments that the senior managers were intended to receive under the arrangements in the event of a liquidity event such as the initial public offering of the Partnership’s common units.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its General Partner

By:	/s/Rick Shearer
Rick Shearer
Chief Executive Officer

cc:                                Ryan J. Maierson (Issuer’s counsel)

Alan Beck (Underwriter’s counsel)